SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        for the period ended 31 July 2007


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------




1.1   Transaction in Own Shares released on 03 July 2007
1.2   Transaction in Own Shares released on 04 July 2007
1.3   Additional Listing released on 04 July 2007
1.4   Transaction in Own Shares released on 05 July 2007
1.5   Blocklisting Interim Review released on 05 July 2007
1.6   Blocklisting Interim Review released on 05 July 2007
1.7   Transaction in Own Shares released on 06 July 2007
1.8   Transaction in Own Shares released on 09 July 2007
1.9   Director/PDMR Shareholding released on 09 July 2007
2.0   Transaction in Own Shares released on 10 July 2007
2.1   Transaction in Own Shares released on 11 July 2007
2.2   Director/PDMR Shareholding released on 11 July 2007
2.3   Transaction in Own Shares released on 12 July 2007
2.4   Transaction in Own Shares released on 13 July 2007
2.5   Transaction in Own Shares released on 16 July 2007
2.6   Transaction in Own Shares released on 17 July 2007
2.7   Transaction in Own Shares released on 18 July 2007
2.8   Transaction in Own Shares released on 19 July 2007
2.9   Transaction in Own Shares released on 20 July 2007
3.0   Transaction in Own Shares released on 23 July 2007
3.1   Transaction in Own Shares released on 24 July 2007
3.2   Transaction in Own Shares released on 25 July 2007
3.3   Transaction in Own Shares released on 26 July 2007
3.4   Transaction in Own Shares released on 27 July 2007
3.5   BP Half-Year Review 2007 released on 27 July 2007
3.6   Transaction in Own Shares released on 30 July 2007
3.7   Transaction in Own Shares released on 31 July 2007
3.8   Total Voting Rights released on 31 July 2007

Exhibit No. 1.1

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  3 July 2007

BP p.l.c. announces that on 2 July 2007, it purchased for cancellation 2,200,000 ordinary shares at prices between 603.0 pence and 608.0 pence per share.

Following the above transactions, BP p.l.c. holds 1,943,757,560 ordinary shares in Treasury, and has 19,129,129,349 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No. 1.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 4 July 2007

BP p.l.c. announces that on 3 July 2007, it purchased for cancellation 3,000,000 ordinary shares at prices between 606.0 pence and 609.0 pence per share.

Following the above transactions, BP p.l.c. holds 1,943,757,560 ordinary shares in Treasury, and has 19,127,254,500 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit No. 1.3


BP p.l.c. - Additional Listing
BP p.l.c. - 4 July 2007

04 July 2007


                            BP p.l.c.("the Company")

                    ---------------------------------------

Application has been made to the Financial Services Authority and the London Stock Exchange Plc for a total of 40,000,000 Ordinary shares of US$0.25 each ("shares") to be admitted to the Official List.

It is expected that admission will be granted on 6 July 2007 and trading will commence on 9 July 2007.

These shares are being reserved under a block listing and will be issued pursuant to the following scheme(s):


Schemes                                             Shares

EXECUTIVE SHARE OPTION SCHEMES                    40,000,000

When issued these shares will rank pari passu with the existing Ordinary shares.

Exhibit No. 1.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 5 July 2007

BP p.l.c. announces that on 4 July 2007, it purchased for cancellation 1,300,000 ordinary shares at prices between 607.0 pence and 609.0 pence per share.

BP p.l.c. also announces that on 4 July 2007 it transferred to participants in its employee share schemes 19,181 ordinary shares at prices between 350.0 pence and 500.0 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,943,738,379 ordinary shares in Treasury, and has 19,127,491,703 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit No. 1.5

BP p.l.c.  -  Blocklisting Interim Review
BP p.l.c.  -  5 July 2007

                      BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.


To:  The FSA

Date:  05/07/2007


1. Name of applicant:

BP PLC


2. Name of scheme

THE EXECUTIVE SHARE OPTION SCHEME

3. Period of return:

From  1 JANUARY 2007   To  30 JUNE 2007


4. Balance under scheme from previous return:

36,242,442

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

0

6. Number of securities issued/allotted under scheme during period:

34,151,003

7. Balance under scheme not yet issued / allotted at end of period

2,091,439

8. Number and class of securities originally listed and the date of admission

40,000,000 ORDINARY SHARES OF US$0.25 WERE ADMITTED TO LISTING IN
JUNE 2006.

9. Total number of securities in issue at the end of the period

21,173,863,130 ORDINARY SHARES OF US$0.25 WHICH INCLUDES
1,943,757,560 TREASURY SHARES

Name of contact  EMILY GOODWIN


Address of contact    BP PLC COMPANY SECRETARY'S OFFICE,
                      1 ST. JAMES'S SQUARE,
                      LONDON, SW1Y 4PD


Telephone number of contact   0207 496 2102


Signed by

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of


Name of applicant    DAVID PEARL


If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

Exhibit No. 1.6

BP p.l.c.  -  Blocklisting Interim Review
BP p.l.c.  -  5 July 2007

                     BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.


To:  The FSA

Date:  05/07/2007


1. Name of applicant:

BP PLC


2. Name of scheme

THE BP GROUP SAVINGS RELATED SHARE OPTIONS

3. Period of return:

From  1 JANUARY 2007   To  30 JUNE 2007


4. Balance under scheme from previous return:

11,754,180

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

0

6. Number of securities issued/allotted under scheme during period:

0

7. Balance under scheme not yet issued / allotted at end of period

11,754,180

8. Number and class of securities originally listed and the date of admission

10,000,000 ORDINARY SHARES OF US$0.25 WERE ADMITTED TO LISTING IN
JUNE 2004.

9. Total number of securities in issue at the end of the period

21,173,863,130 ORDINARY SHARES OF US$0.25 WHICH INCLUDES
1,943,757,560 TREASURY SHARES

Name of contact  EMILY GOODWIN


Address of contact    BP PLC COMPANY SECRETARY'S OFFICE,
                      1 ST. JAMES'S SQUARE,
                      LONDON, SW1Y 4PD


Telephone number of contact   0207 496 2102


Signed by

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of


Name of applicant    DAVID PEARL


If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

Exhibit No. 1.7

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  6 July 2007

BP p.l.c. announces that on 5 July 2007, it purchased for cancellation 3,250,000 ordinary shares at prices between 603.0 pence and 612.0 pence per share.

Following the above transactions, BP p.l.c. holds 1,943,738,379 ordinary shares in Treasury, and has 19,125,690,367 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No. 1.8

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  9 July 2007

BP p.l.c. announces that on 6 July 2007, it purchased for cancellation 2,000,000 ordinary shares at prices between 608.0 pence and 610.5 pence per share.

Following the above transactions, BP p.l.c. holds 1,943,738,379 ordinary shares in Treasury, and has 19,124,624,556 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No. 1.9

BP p.l.c.  -  Director/PDMR Shareholding
BP p.l.c.  -  9 July 2007

We were advised on 6 July 2007, by Computershare Plan Managers that on 29 June 2007 Mrs Vivienne Cox, a person discharging managerial responsibility in BP p.l.c., acquired an option to purchase 1,661 BP ordinary shares at GBP4.55 per share exercisable between 1 September 2010 and 1 March 2011 through participation in the BP Sharesave UK Plan.

Exhibit No. 2.0

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  10 July 2007

BP p.l.c. announces that on 9 July 2007, it purchased for cancellation 2,400,000 ordinary shares at prices between 610.0 pence and 612.50 pence per share.

Following the above transactions, BP p.l.c. holds 1,943,738,379 ordinary shares in Treasury, and has 19,122,276,936 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No. 2.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 11 July 2007

BP p.l.c. announces that on 10 July 2007, it purchased for cancellation 2,400,000 ordinary shares at prices between 610.5 pence and 617.0 pence per share.

Following the above transactions, BP p.l.c. holds 1,943,738,379 ordinary shares in Treasury, and has 19,120,514,289 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit No. 2.2


BP p.l.c.  -  Director/PDMR Shareholding
BP p.l.c.  -  11 July 2007


BP p.l.c. was advised on 10 July 2007 by Computershare Plan Managers that on 10 July 2007 the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP Ordinary Shares (ISIN number GB0007980591) shown opposite their names below at GBP6.12 per share through participation in the BP ShareMatch UK Plan:-


Directors


Dr A.B. Hayward        57 shares

Mr I.C. Conn           57 shares

Mr J.A. Manzoni        57 shares


Persons Discharging Managerial Responsibilities

Mrs Vivienne Cox       57 shares


This notice is given in fulfillment of the obligation under DR 3.1.2R.

Exhibit No. 2.3

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  12 July 2007

BP p.l.c. announces that on 11 July 2007, it purchased for cancellation 2,000,000 ordinary shares at prices between 604.5 pence and 607.0 pence per share.

BP p.l.c. also announces that on 11 July 2007 it transferred to participants in its employee share schemes 5,857 ordinary shares at prices between 350.0 pence and 500.0 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,943,732,522 ordinary shares in Treasury, and has 19,119,106,780 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No. 2.4


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  13 July 2007

BP p.l.c. announces that on 12 July 2007, it purchased for cancellation 2,000,000 ordinary shares at prices between 601.5 pence and 611.0 pence per share.

Following the above transactions, BP p.l.c. holds 1,943,732,522 ordinary shares in Treasury, and has 19,118,136,460 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No. 2.5


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  16 July 2007

BP p.l.c. announces that on 13 July 2007, it purchased for cancellation 1,600,000 ordinary shares at prices between 609.5 pence and 615.0 pence per share.

Following the above transactions, BP p.l.c. holds 1,943,732,522 ordinary shares in Treasury, and has 19,116,802,290 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No. 2.6


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 17 July 2007

BP p.l.c. announces that on 16 July 2007, it purchased for cancellation 2,700,000 ordinary shares at prices between 606.5 pence and 614.0 pence per share.

Following the above transaction, BP p.l.c. holds 1,943,732,522 ordinary shares in Treasury, and has 19,114,384,086 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit No. 2.7


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 18 July 2007

BP p.l.c. announces that on 17 July 2007, it purchased for cancellation 2,500,000 ordinary shares at prices between 602.0 pence and 606.5 pence per share.

Following the above transaction, BP p.l.c. holds 1,943,732,522 ordinary shares in Treasury, and has 19,112,415,694 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit No. 2.8


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  19 July 2007

BP p.l.c. announces that on 18 July 2007, it purchased for cancellation 2,200,000 ordinary shares at prices between 598.5 pence and 602.0 pence per share.

BP p.l.c. also announces that on 18 July 2007 it transferred to participants in its employee share schemes 23,075 ordinary shares at prices between 350.0 pence and 500.0 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,943,709,447 ordinary shares in Treasury, and has 19,112,030,648 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No. 2.9


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 20 July 2007

BP p.l.c. announces that on 19 July 2007, it purchased for cancellation 2,500,000 ordinary shares at prices between 602.5 pence and 605.5 pence per share.

Following the above transactions, BP p.l.c. holds 1,943,709,447 ordinary shares in Treasury, and has 19,109,883,436 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit No. 3.0


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  23 July 2007

BP p.l.c. announces that on 20 July 2007, it purchased for cancellation 2,600,000 ordinary shares at prices between 600.0 pence and 607.0 pence per share.

Following the above transactions, BP p.l.c. holds 1,943,709,447 ordinary shares in Treasury, and has 19,107,905,446 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No. 3.1


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  24 July 2007

BP p.l.c. announces that on 23 July 2007, it purchased for cancellation 2,500,000 ordinary shares at prices between 598.50 pence and 602.0 pence per share.

Following the above transactions, BP p.l.c. holds 1,943,709,447 ordinary shares in Treasury, and has 19,105,542,028 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No. 3.2


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  25 July 2007

BP p.l.c. announces that on 24 July 2007, it purchased for cancellation 3,010,000 ordinary shares at prices between 591.5 pence and 605.0 pence per share.

Following the above transactions, BP p.l.c. holds 1,943,709,447 ordinary shares in Treasury, and has 19,102,711,128 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No. 3.3


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  26 July 2007

BP p.l.c. announces that on 25 July 2007, it purchased for cancellation 2,490,000 ordinary shares at prices between 582.0 pence and 592.0 pence per share.

BP p.l.c. also announces that on 25 July 2007 it transferred to participants in its employee share schemes 4,432 ordinary shares at prices between 350.0 pence and 500.0 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,943,705,015 ordinary shares in Treasury, and has 19,100,396,877 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No. 3.4


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  27 July 2007


BP p.l.c. announces that on 26 July 2007, it purchased for cancellation 2,050,000 ordinary shares at prices between 577.0 pence and 595.0 pence per share.

Following the above transactions, BP p.l.c. holds 1,943,705,015 ordinary shares in Treasury, and has 19,098,473,340 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No. 3.5

BP p.l.c.  -  BP Half-Year Review 2007
BP p.l.c.  -  27 July 2007

BP Half-Year Review January-June 2007

An advertisement containing the half-year review has been placed in the Financial Times, UK edition, and the Wall Street Journal Europe today 27 July 2007. A copy of the half-year review may be downloaded from www.bp.com in ordinary or large-print format. Copies of the advertisement have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel. No: (0) 20 7676 1000

Exhibit No. 3.6


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  30 July 2007


BP p.l.c. announces that on 27 July 2007, it purchased for cancellation 1,680,000 ordinary shares at prices between 568.0 pence and 582.5 pence per share.

Following the above transactions, BP p.l.c. holds 1,943,705,015 ordinary shares in Treasury, and has 19,096,841,640 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.      Tel: 020 7496 4632

Exhibit No. 3.7


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 31 July 2007


BP p.l.c. announces that on 30 July 2007, it purchased for cancellation 2,150,000 ordinary shares at prices between 567.0 pence and 576.0 pence per share.

Following the above transactions, BP p.l.c. holds 1,943,705,015 ordinary shares in Treasury, and has 19,094,708,560 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.     Tel: 020 7496 4632

Exhibit No. 3.8

BP p.l.c. - Total Voting Rights
BP p.l.c. - 31 July 2007

Voting Rights and Capital - Transparency Directive Disclosure


                                                             London 31 July 2007

Pursuant to transitional provision 6 of the Transparency Directive:-

- The issued share capital of BP p.l.c. comprised 19,100,588,560 ordinary shares par value US$0.25 per share, excluding shares held in treasury and those bought back for cancellation, and 12,706,252 preference shares, par value GBP1 per share. Both the ordinary shares and the preference shares have voting rights. Preference shares have two votes for every GBP5 in nominal capital held and ordinary shares have one vote for every share held.

- The total number of voting rights in BP p.l.c. is 19,105,671,060. This figure excludes (i) 1,943,705,015 ordinary shares which have been bought back and held in treasury by BP; and (ii) 138,783,048 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 6 August 2007                              /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary